UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN S.A.

Corporate Taxpayer ID (CNPJ) 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Corporation

NOTICE TO THE MARKET

Cosan S.A. (“Company” or “Cosan”), in compliance with CVM 358/2002 instruction and following up on March 11, 2020 Material Fact, informs that the systems of Cosan and of its subsidiaries, jointly controlled and affiliated companies (“Cosan Group”) suffered a criminal attack from hackers last Wednesday, March 11, which caused a partial and temporary interruption of its operations. All companies that are part of Cosan Group quickly implemented their contingency plans and continued operating partially during the day of the attack. Since then, all companies of Cosan Group have been progressively reconnecting their operational systems. Other systems, including corporate systems and others considered non-priority, are still being reestablished.

The companies that are part of Cosan Group are now focused on upcoming impacts generated by the Coronavirus (Covid-19) pandemic, having developed a contingency plan over the last weeks and being implemented since last week and updated in accordance with more recent developments. Cosan will keep the market posted and aware of each and any additional relevant information.

São Paulo (SP), March 15, 2020

MARCELO EDUARDO MARTINS

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer